U.S. Securities and Exchange Commission
Washington, D.C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Accredit Loans Inc.
Exact Name of Registrant as Specified in Charter

0000949493
Registrant CIK Number

FOR 12/17/03
Current Report on Form 8-K Series 2003-QA1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-107959
SEC File Number of Registration Statement

03043121

Name of Person Filing the Document
(if Other than the Registrant)

RECD S.E.C.
NOV 18 2003
1086

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 17th day of December , 2003.

Residential Accredit Loans Inc.
(Registrant)

By: ______________________
Joseph Orning
Vice President

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2003, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

RALI Asset-Backed Pass-Through Certificates, Series 2003-QA1

$200,000,000 (Approximate)

Residential Accredit Loans, Inc.
Depositor

Residential Funding Corporation
Seller and Master Servicer

RBS Greenwich Capital
Underwriter

Preliminary Term Sheet ***Date Prepared: December 15, 2003***

RALI Asset-Backed Pass-Through Certificates, Series 2003-QA1 $200,000,000 (Approximate)

Publicly Offered Certificates

Class[1,3]	Principal Amount ($)	WAL (Years) Call/Mat[2]	Payment Window (Mths) Call/Mat[2]	Certificate Type	Expected Rating S&P / Moody's
A-I	$96,200,000	2.89/3.16	1-91/1-213	Floating Rate Senior	AAA / Aaa
A-II	$96,200,000	2.89/3.16	1-91/1-213	Floating Rate Senior	AAA / Aaa
M-1	$3,600,000	5.01/5.29	37-91/37-123	Floating Rate Mezzanine	AA / Aa2
M-2	$2,800,000	4.88/4.92	37-91/37-102	Floating Rate Mezzanine	A / A2
M-3	$1,200,000	3.81/3.81	37-67/37-67	Floating Rate Mezzanine	BBB / Baa2
Total	$200,000,000				

(1) *The Class A-I Certificates are payable primarily from the cash flow from the Group I Mortgage Loans (as defined herein) and the Class A-II Certificates are payable primarily from the cash flow from the Group II Mortgage Loans (as defined herein). The Mezzanine Certificates are payable from the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The certificate principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.*

(2) *The WAL and Payment Windows are shown to the Optional Termination Date (as described herein) and to maturity. See "Pricing Prepayment Speed" herein.*

(3) *The Certificates will accrue interest at a variable rate (subject to the Net WAC Cap Rate as described herein). The margin on the Class A Certificates will double and the margin on the Mezzanine Certificates will be equal to 1.5x the original margin beginning on the second Distribution Date following the Optional Termination Date.*

Depositor:	Residential Accredit Loans, Inc.
Seller and Master Servicer:	Residential Funding Corporation.
Underwriter:	Greenwich Capital Markets, Inc. ("***RBS Greenwich Capital***")
Trustee:	Deutsche Bank Trust Company Americas.
Rating Agencies:	Standard and Poor's, a division of The McGraw Hill Companies, Inc. ("S&P") and Moody's Investors Service, Inc. ("Moody's") will rate the Offered Certificates.
Offered Certificates:	The Class A-I and Class A-II Certificates (together the "***Class A Certificates***" or the "***Senior Certificates***"), and the Class M-1, Class M-2 and Class M-3 Certificates (together, the "***Mezzanine Certificates***"). The Senior Certificates and the Mezzanine Certificates are referred to herein as the "***Offered Certificates.***"

Federal Tax Status:	The Offered Certificates will be designated as REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be made available in book-entry form through DTC.
Minimum Denominations:	With respect to the Class A Certificates and Class M-1 Certificates, $25,000. With respect to the Class M-2 and Class M-3 Certificates, $250,000.
Cut-off Date:	The close of business on December 1, 2003.
Expected Pricing Date:	On or about December [17], 2003.
Expected Closing Date:	On or about December 30, 2003.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in January 2004.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Offered Certificates will be the period beginning with the 25th day of the prior calendar month (or, in the case of the first Distribution Date, the Closing Date) and ending on the 24th day of the month of such Distribution Date (on a 30/360 basis).
ERISA Eligibility:	The Offered Certificates are expected to be eligible for purchase by employee benefit plans and other retirement arrangements that are subject to ERISA or section 4975 of the Internal Revenue Code, subject to certain conditions. Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.
SMMEA Eligibility:	The Offered Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for a termination of the trust and the Certificates at the option of the Master Servicer once the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Optional Termination Date***").
Pricing Prepayment Speed:	The Offered Certificates will be priced to a prepayment speed of 25% CPR.

Mortgage Loans:

As of the Cut-off Date, the aggregate principal balance of the mortgage loans described herein was approximately $185,323,688 consisting of hybrid adjustable rate, conforming and non-conforming balance, first lien mortgage loans (the "***Statistical Mortgage Loans***"). Additional mortgage loans with characteristics similar to the Statistical Mortgage Loans (the "***Additional Mortgage Loans***") will be added as of the Closing Date. As of the Cut-off Date, the aggregate principal balance of the Statistical Mortgage Loans and Additional Mortgage Loans (together the "***Mortgage Loans***") will be approximately $200,000,000. The Mortgage Loans have an initial rate adjustment occurring approximately two, three, five or seven years following origination, with indexes of Six Month LIBOR, One Year LIBOR or One Year CMT. See attached collateral descriptions for more information.

The Mortgage Loans will be divided into the Group I Mortgage Loans and Group II Mortgage Loans.

As of the Cut-off Date, the "***Group I Statistical Mortgage Loans***" consisted primarily of first lien, hybrid adjustable rate, conforming balance Statistical Mortgage Loans with an aggregate principal balance of approximately $92,661,362. As of the Cut-off Date, the "***Group II Statistical Mortgage Loans***" consisted primarily of first lien, hybrid adjustable rate, conforming and non-conforming balance Statistical Mortgage Loans with an aggregate principal balance of approximately $92,662,326.

As of the Cut-off Date, the aggregate principal balance of the Group I Mortgage Loans will be approximately $100,000,000 and the aggregate principal balance of the Group II Mortgage Loans will be approximately $100,000,000.

Available Distribution Amount:

With respect to any Distribution Date, an amount equal to the sum of the following amounts, net of amounts reimbursable therefrom to the master servicer and any sub-servicer:

1) The aggregate amount of scheduled payments on the Mortgage Loans, after deduction of the master servicing fees and any sub-servicing fees;
2) Unscheduled payments, including mortgagor prepayments in part on the Mortgage Loans, insurance proceeds, liquidation proceeds and subsequent recoveries, and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the preceding calendar month, or with respect to prepayments in full, the period beginning with the 16th day of the prior calendar month (or, in the case of the first Distribution Date, the Cut-off Date) and ending on the 15th day of the month of such Distribution Date; and
3) All advances made for that Distribution Date in respect of the Mortgage Loans.

Pass-Through Rate:

The "***Pass-Through Rate***" for each Class of Offered Certificates will be equal to the lesser of (a) One Month LIBOR plus the related margin and (b) the Net WAC Cap Rate.

Net WAC Cap Rate:

The "***Net WAC Cap Rate***" will be a rate equal to the weighted average of the Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the related Interest Accrual Period.

Weighted Average Maximum Net Mortgage Rate: The "***Weighted Average Maximum Net Mortgage Rate***" on each Class of Offered Certificates will be the weighted average of the Maximum Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the related Interest Accrual Period.

Net Mortgage Rate: The "***Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the sub-servicing fee rate and (ii) the master servicing fee rate.

Maximum Net Mortgage Rate: The "***Maximum Net Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan less the sum of (i) the sub-servicing fee rate and (ii) the master servicing fee rate.

Basis Risk Shortfall Carry-forward Amount: If, on any Distribution Date, the related Pass-Through Rate for any Class of Offered Certificates is limited by the Net WAC Cap Rate, the "***Basis Risk Shortfall Carry-forward Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on One Month LIBOR plus the related margin (but no greater than the Weighted Average Maximum Net Mortgage Rate) over (b) the amount of interest accrued on such Class based on the Net WAC Cap Rate and (ii) the unpaid portion of any Basis Risk Shortfall Carry-forward Amount from the prior Distribution Date together with accrued interest on such unpaid portion at a rate equal to One Month LIBOR plus the related margin (but no greater than the Weighted Average Maximum Net Mortgage Rate). Any Basis Risk Shortfall Carry-forward Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available, first from funds received from the Yield Maintenance Agreement and then from any remaining Excess Cashflow as described under "Priority of Distributions".

Yield Maintenance Agreement: On the Closing Date, the Trust will enter into a "***Yield Maintenance Agreement***" to make payments in respect of any Basis Risk Shortfall Carry-forward Amounts on the Offered Certificates to the extent necessary on the Distribution Dates occurring from January 2004 to November 2007. On each such Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 10.20% over (ii) the strike rate for such Distribution Date specified on the Yield Maintenance Agreement Schedule, accrued during the related Interest Accrual Period for the Offered Certificates and (b) the lesser of (i) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule and (ii) the aggregate certificate principal balance of the Offered Certificates.

Yield Maintenance Agreement Schedule:

Period	Notional ($)	Strike (%)	Period	Notional ($)	Strike (%)
1	200,000,000	4.77139%	25	130,682,646	4.95331%
2	196,499,693	4.77139%	26	128,378,719	4.95338%
3	193,059,420	4.77139%	27	126,114,477	4.95345%
4	189,678,164	4.77140%	28	123,889,246	4.95352%
5	186,354,927	4.77140%	29	121,702,365	4.99460%
6	183,088,727	4.77140%	30	119,553,935	5.02643%
7	179,878,598	4.77140%	31	117,443,111	5.02656%
8	176,723,590	4.77140%	32	115,368,676	5.02669%
9	173,622,771	4.77141%	33	113,330,012	5.02681%
10	170,575,221	4.77141%	34	111,326,513	5.04770%
11	167,580,039	4.77141%	35	109,358,016	5.74258%
12	164,636,338	4.77141%	36	107,437,889	5.77468%
13	161,743,244	4.77141%	37	105,551,135	5.77497%
14	158,899,901	4.77142%	38	103,696,736	5.77527%
15	156,105,464	4.77142%	39	101,874,145	5.77557%
16	153,359,105	4.77142%	40	100,082,825	5.78420%
17	150,660,008	4.77142%	41	98,322,368	5.82578%
18	148,007,371	4.77142%	42	96,592,599	5.85805%
19	145,400,407	4.77143%	43	94,892,879	5.85843%
20	142,838,341	4.77143%	44	93,222,340	5.85881%
21	140,320,410	4.77143%	45	91,580,490	5.85920%
22	137,845,865	4.77143%	46	89,966,842	5.86794%
23	135,413,971	4.88818%	47	88,381,016	6.56439%
24	133,026,943	4.95324%			

Credit Enhancement:

Consists of the following:
1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination

Excess Cashflow:

The ***"Excess Cashflow"*** for any Distribution Date will be equal to the Available Distribution Amount remaining after making the distributions described in priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate certificate principal balance of the Offered Certificates. On the Closing Date, the Overcollateralization Amount will be equal to zero. To the extent the Overcollateralization Amount is below the Required Overcollateralization Amount, Excess Cashflow will be directed to increase the Overcollateralization Amount until the Required Overcollateralization Amount is reached as described under "Priority of Distributions".

Required Overcollateralization Amount:

On or prior to the Distribution Date occurring in June 2004, the "***Required Overcollateralization Amount***" is equal to zero. Beginning on the Distribution Date in July 2004, the Required Overcollateralization Amount is equal to 0.35% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the certificate principal balance of the Senior Certificates has been reduced to zero and
(ii) the later to occur of
 (x) the Distribution Date occurring in January 2007 and
 (y) the first Distribution Date on which the Senior Enhancement Percentage is equal to or greater than 8.30%.

Senior Enhancement Percentage:

The "***Senior Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate certificate principal balance of the Mezzanine Certificates and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

Credit Enhancement Percentages:

Class	Initial Credit Enhancement Percentage	Expected Credit Enhancement Percentage On or After Stepdown Date
A	3.80%	8.30%
M-1	2.00%	4.70%
M-2	0.60%	1.90%
M-3	0.00%	0.70%

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 3 month average 60+ delinquency percentage equals or exceeds [40.00]% of the current Senior Enhancement Percentage or (ii) cumulative realized losses as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date for the related Distribution Date are greater than:

Distribution Date	Percentage
January 2007 – December 2007	[0.50%] with respect to January 2007, plus 1/12 of [0.50%]
January 2008 – December 2008	[1.00%] with respect to January 2008, plus 1/12 of [0.25%]
January 2009 – December 2009	[1.25%] with respect to January 2009, plus 1/12 of [0.15%]
January 2010 and thereafter	[1.40%]

The above Trigger Events are preliminary and are subject to change by the Rating Agencies.

Realized Losses:

Any "***Realized Losses***" on the Mortgage Loans will be allocated as follows: *first*, to Excess Cashflow, *second*, to reduce the Overcollateralization Amount to zero, *third*, to the Class M-1, Class M-2 and Class M-3 Certificates in reverse order of their numerical class designations, in each case until the respective certificate principal balance of such Class has been reduced to zero; *thereafter*, to the Senior Certificates (generally based on losses from the related loan group) until the certificate principal balance thereof has been reduced to zero.

Prepayment Interest Shortfalls:

With respect to any Distribution Date, the aggregate shortfall, if any, in collections of interest resulting from mortgagor prepayments on the Mortgage Loans during the preceding calendar month. These shortfalls will result because interest on prepayments in full is distributed only to the date of prepayment, and because no interest is distributed on prepayments in part, as these prepayments in part are applied to reduce the outstanding principal balance of the Mortgage Loans as of the due date immediately preceding the date of prepayment.

Priority of Distributions:

The Available Distribution Amount will be distributed as follows:

1) Accrued certificate interest (less Prepayment Interest Shortfalls to the extent not covered by the Master Servicer and any shortfalls resulting from application of the Soldiers' and Sailors' Civil Relief Act of 1940) plus any previously unpaid interest, first, to the Senior Certificates as described under "Class A Interest Distribution Amount", second to the Class M-1 Certificates, third to the Class M-2 Certificates and fourth, to the Class M-3 Certificates.
2) Principal to the Offered Certificates as follows: in each case as described under "Principal Paydown", first monthly principal to the Class A Certificates, generally based on principal collections from the related loan group, second monthly principal to the Class M-1 Certificates, third monthly principal to the Class M-2 Certificates and fourth, monthly principal to the Class M-3 Certificates.
3) Excess Cashflow as follows, in the following order and priority:
   i) To pay the holders of the Offered Certificates, any Realized Loss incurred on the Mortgage Loans for the preceding calendar month in the order of priority described as described under 2) above;
   ii) As principal to the Offered Certificates in order to increase the Overcollateralization Amount, until the Required Overcollateralization Amount is reached, if necessary, in the order of priority described as described under 2) above;
   iii) To pay the holders of the Offered Certificates, pro rata, based on accrued interest otherwise due thereon, first the amount of any Prepayment Interest Shortfalls allocated thereto for that Distribution Date, and second any Prepayment Interest Shortfalls allocated thereto from prior Distribution Dates together with interest thereon;
   iv) To pay the holders of the Offered Certificates, pro rata, based on accrued interest otherwise due thereon, the amount of any shortfalls allocated thereto for that Distribution Date resulting from application of the Soldiers' and Sailors' Civil Relief Act of 1940 (as described in the prospectus supplement);
   v) The principal portion of any Realized Loss allocated to such Class of Offered Certificates on prior Distribution Dates and not previously reimbursed, first, to the Senior Certificates *pro rata*, then to the Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates, in that order;
   vi) After taking into account any distributions made from the Yield Maintenance Agreement, as described under "Yield Maintenance Agreement Distribution", to pay any Basis Risk Shortfall Carry-forward Amount, first to the Senior Certificates *pro rata*, then to the Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates, in that order.
   vii) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling and servicing agreement.

Class A Interest Distribution Amount:

Accrued certificate interest payable to the Senior Certificates, up to an amount equal to all interest accrued with respect to such Distribution Date and any unpaid interest from prior Distribution Dates, will be paid from the following sources (in order of priority):

1) Interest received from the related loan group;
2) Interest received from the non-related loan group;
3) Principal received from the related loan group; and
4) Principal received from the non-related loan group.

Yield Maintenance Agreement Distribution:

Any proceeds from the Yield Maintenance Agreement will be distributed as follows:

1) To pay any related Basis Risk Shortfall Carry-forward Amount with respect to the Offered Certificates *pro rata* based on aggregate certificate principal balance;
2) Any remaining proceeds from the Yield Maintenance Agreement to pay any Basis Risk Shortfall Carry-forward Amount, first to the Senior Certificates *pro rata*, then to the Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates, in that order.
3) Any remaining proceeds from the Yield Maintenance Agreement to the holders of the non-offered classes of certificates as described in the pooling and servicing agreement.

Principal Paydown:

Principal allocated to the Class A-I Certificates will be distributed first, to the Class A-I Certificates until the certificate principal balance thereof has been reduced to zero and then to the Class A-II Certificates until the certificate principal balance thereof has been reduced to zero. Principal allocated to the Class A-II Certificates will be distributed first, to the Class A-II Certificates until the certificate principal balance thereof has been reduced to zero and then to the Class A-I Certificates until the certificate principal balance thereof has been reduced to zero.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates, generally based on the principal collected in respect of the related loan group, provided, however if the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority, in each case until the respective certificates have been retired: first to the Class M-1 Certificates, second to the Class M-2 Certificates and third, to the Class M-3 Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: first to the Senior Certificates, generally based on the principal collected in respect of the related loan group, such that the Senior Certificates will have at least [8.30]% credit enhancement, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least [4.70]% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least [1.90]% credit enhancement and fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have at least [0.70]% credit enhancement (subject, in each case, to the Required Overcollateralization Amount as described in the prospectus supplement).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Effective Net WAC Cap Rate Schedule

Period	Effective Net WAC Cap Rate (1)	Period	Effective Net WAC Cap Rate (1)	Period	Effective Net WAC Cap Rate (1)
1	5.16509%	32	10.59370%	63	10.50331%
2	10.59370%	33	10.59370%	64	10.52694%
3	10.59370%	34	10.59370%	65	10.52698%
4	10.59370%	35	10.59370%	66	10.52703%
5	10.59370%	36	10.59370%	67	10.52852%
6	10.59370%	37	10.59370%	68	10.53650%
7	10.59370%	38	10.59370%	69	10.53654%
8	10.59370%	39	10.59370%	70	10.57094%
9	10.59370%	40	10.59370%	71	10.57098%
10	10.59370%	41	10.59370%	72	10.57102%
11	10.59370%	42	10.59370%	73	10.57106%
12	10.59370%	43	10.59370%	74	10.57110%
13	10.59370%	44	10.59370%	75	10.57114%
14	10.59370%	45	10.59370%	76	10.57118%
15	10.59370%	46	10.59370%	77	10.57122%
16	10.59370%	47	10.59370%	78	10.57126%
17	10.59370%	48	6.98922%	79	10.57202%
18	10.59370%	49	6.99004%	80	10.57206%
19	10.59370%	50	6.99087%	81	10.57672%
20	10.59370%	51	6.99170%	82	10.59810%
21	10.59370%	52	7.00091%	83	10.59812%
22	10.59370%	53	7.00175%	84	10.59815%
23	10.59370%	54	7.00972%	85	10.59817%
24	10.59370%	55	7.01204%	86	10.59820%
25	10.59370%	56	7.07357%	87	10.59822%
26	10.59370%	57	7.07442%	88	10.59825%
27	10.59370%	58	9.86394%	89	10.59828%
28	10.59370%	59	10.48715%	90	10.59830%
29	10.59370%	60	10.48721%	91	10.59833%
30	10.59370%	61	10.48726%	92	10.59835%
31	10.59370%	62	10.50327%	93	10.59838%

(1) The Effective Net WAC Cap Rate is calculated assuming One Month LIBOR and the indices for all Mortgage Loans are 20.00% and is run at the Pricing Prepayment Speed to the Optional Termination Date (on a 30/ 360 basis). Includes proceeds from the Yield Maintenance Agreement as applicable. The Offered Certificates are not entitled to receive amounts accrued at a rate higher than the Weighted Average Maximum Net Mortgage Rate.

Weighted Average Life Tables

Class A-I Certificates to Optional Termination Date

Prepayment Speed	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR	40% CPR
WAL (yr)	6.82	4.82	3.65	2.89	2.36	1.96	1.66
MDUR (yr)	6.25	4.51	3.47	2.77	2.27	1.90	1.62
Principal Window Begin	01/25/04	01/25/04	01/25/04	01/25/04	01/25/04	01/25/04	01/25/04
Principal Window End	01/25/21	05/25/16	06/25/13	07/25/11	02/25/10	02/25/09	05/25/08

Class A-I Certificates to Maturity

Prepayment Speed	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR	40% CPR
WAL (yr)	7.25	5.22	3.98	3.16	2.58	2.15	1.82
MDUR (yr)	6.57	4.83	3.74	3.00	2.47	2.08	1.76
Principal Window Begin	01/25/04	01/25/04	01/25/04	01/25/04	01/25/04	01/25/04	01/25/04
Principal Window End	08/25/32	09/25/29	07/25/25	09/25/21	10/25/18	06/25/16	08/25/14

Class A-II Certificates to Optional Termination Date

Prepayment Speed	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR	40% CPR
WAL (yr)	6.82	4.82	3.65	2.89	2.36	1.96	1.66
MDUR (yr)	6.25	4.51	3.46	2.77	2.27	1.90	1.61
Principal Window Begin	01/25/04	01/25/04	01/25/04	01/25/04	01/25/04	01/25/04	01/25/04
Principal Window End	01/25/21	05/25/16	06/25/13	07/25/11	02/25/10	02/25/09	05/25/08

Class A-II Certificates to Maturity

Prepayment Speed	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR	40% CPR
WAL (yr)	7.24	5.21	3.98	3.16	2.58	2.15	1.82
MDUR (yr)	6.56	4.83	3.74	3.00	2.47	2.07	1.76
Principal Window Begin	01/25/04	01/25/04	01/25/04	01/25/04	01/25/04	01/25/04	01/25/04
Principal Window End	08/25/32	09/25/29	07/25/25	09/25/21	10/25/18	06/25/16	08/25/14

Weighted Average Life Tables

Class M-1 Certificates to Optional Termination Date

Prepayment Speed	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR	40% CPR
WAL (yr)	11.51	8.18	6.21	5.01	4.27	3.82	3.55
MDUR (yr)	10.23	7.50	5.80	4.73	4.07	3.66	3.41
Principal Window Begin	08/25/09	11/25/07	01/25/07	01/25/07	01/25/07	02/25/07	02/25/07
Principal Window End	01/25/21	05/25/16	06/25/13	07/25/11	02/25/10	02/25/09	05/25/08

Class M-1 Certificates to Maturity

Prepayment Speed	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR	40% CPR
WAL (yr)	12.02	8.62	6.56	5.29	4.51	4.02	3.72
MDUR (yr)	10.60	7.84	6.09	4.97	4.28	3.84	3.56
Principal Window Begin	08/25/09	11/25/07	01/25/07	01/25/07	01/25/07	02/25/07	02/25/07
Principal Window End	10/25/25	07/25/20	10/25/16	03/25/14	05/25/12	01/25/11	12/25/09

Class M-2 Certificates to Optional Termination Date

Prepayment Speed	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR	40% CPR
WAL (yr)	11.26	7.99	6.06	4.88	4.15	3.70	3.41
MDUR (yr)	9.58	7.08	5.51	4.52	3.88	3.48	3.23
Principal Window Begin	08/25/09	11/25/07	01/25/07	01/25/07	01/25/07	01/25/07	01/25/07
Principal Window End	01/25/21	05/25/16	06/25/13	07/25/11	02/25/10	02/25/09	05/25/08

Class M-2 Certificates to Maturity

Prepayment Speed	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR	40% CPR
WAL (yr)	11.33	8.05	6.10	4.92	4.18	3.72	3.44
MDUR (yr)	9.62	7.13	5.55	4.55	3.91	3.51	3.25
Principal Window Begin	08/25/09	11/25/07	01/25/07	01/25/07	01/25/07	01/25/07	01/25/07
Principal Window End	10/25/22	10/25/17	08/25/14	06/25/12	12/25/10	10/25/09	12/25/08

Weighted Average Life Tables

Class M-3 Certificates to Optional Termination Date

Prepayment Speed	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR	40% CPR
WAL (yr)	8.85	6.18	4.66	3.81	3.37	3.15	3.07
MDUR (yr)	7.56	5.51	4.26	3.53	3.15	2.96	2.89
Principal Window Begin	08/25/09	11/25/07	01/25/07	01/25/07	01/25/07	01/25/07	01/25/07
Principal Window End	01/25/17	03/25/13	01/25/11	07/25/09	07/25/08	10/25/07	03/25/07

Class M-3 Certificates to Maturity

Prepayment Speed	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR	40% CPR
WAL (yr)	8.85	6.18	4.66	3.81	3.37	3.15	3.07
MDUR (yr)	7.56	5.51	4.26	3.53	3.15	2.96	2.89
Principal Window Begin	08/25/09	11/25/07	01/25/07	01/25/07	01/25/07	01/25/07	01/25/07
Principal Window End	01/25/17	03/25/13	01/25/11	07/25/09	07/25/08	10/25/07	03/25/07

Statistical Mortgage Loans
As of the Cut-off Date

Aggregate Current Balance	$185,323,688				
Number Of Loans	868				
			Minimum	**Maximum**	
Average Original Mortgage Loan Balance	$214,104		$23,000	$684,800	
Weighted Average Mortgage Rate	5.465	%	3.750	6.875	%
Weighted Average Net Mortgage Rate	5.165	%	3.450	6.575	%
Weighted Average Note Margin	3.231	%	1.000	3.750	%
Weighted Average Maximum Mortgage Rate	10.895	%	9.375	12.625	%
Weighted Average Minimum Mortgage Rate	3.284	%	1.000	6.125	%
Weighted Average First Rate Cap	3.721	%	1.000	6.000	%
Weighted Average Periodic Rate Cap	1.876	%	1.000	2.000	%
Weighted Average Original LTV Ratio	77.02	%	21.00	97.00	%
Weighted Average Credit Score	713		622	819	
Weighted Average Original Term	360	months	360	360	months
Weighted Average Remaining Term	358	months	353	360	months
Weighted Average Months To Roll	47	months	20	83	months
Top State Concentrations ($)	33.06 % California, 7.25 % Colorado, 7.07 % Washington				
Maximum Zip Code Concentration ($)	0.85 % 92679				
First Pay Date			Jun 01, 2003	Jan 01, 2004	
Maturity Date			May 01, 2033	Dec 01, 2033	

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
1 Year LIBOR	750	162,351,884	87.60	216,469	714	76.81
6 Month LIBOR	115	22,321,985	12.04	194,104	701	78.39
1 Year CMT	3	649,819	0.35	216,606	722	84.30
Total	868	185,323,688	100.00	213,507	713	77.02

ORIGINAL MORTGAGE LOAN BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
0 - 100,000	116	9,108,052	4.91	78,518	718	76.01
100,001 - 200,000	359	53,168,877	28.69	148,103	715	79.33
200,001 - 300,000	220	53,561,415	28.90	243,461	713	78.01
300,001 - 400,000	110	38,056,954	20.54	345,972	709	75.20
400,001 - 500,000	39	17,528,099	9.46	449,438	714	73.47
500,001 - 600,000	15	8,140,707	4.39	542,714	709	75.25
600,001 - 700,000	9	5,759,584	3.11	639,954	708	73.46
Total	868	185,323,688	100.00	213,507	713	77.02

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
353	17	4,079,701	2.20	239,982	716	75.68
354	30	8,132,372	4.39	271,079	719	77.20
355	49	12,417,385	6.70	253,416	710	74.36
356	71	12,645,942	6.82	178,112	710	78.03
357	164	33,113,232	17.87	201,910	712	75.94
358	230	47,412,685	25.58	206,142	712	76.92
359	266	58,157,382	31.38	218,637	714	78.28
360	41	9,364,988	5.05	228,414	710	76.14
Total	868	185,323,688	100.00	213,507	713	77.02

MORTGAGE RATES (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
3.750 - 3.874	2	434,738	0.23	217,369	762	81.30
3.875 - 3.999	3	592,066	0.32	197,355	746	73.47
4.125 - 4.249	1	63,447	0.03	63,447	704	90.00
4.250 - 4.374	4	880,315	0.48	220,079	732	74.61
4.375 - 4.499	5	900,737	0.49	180,147	725	76.42
4.500 - 4.624	7	1,682,212	0.91	240,316	705	75.43
4.625 - 4.749	14	3,174,744	1.71	226,767	723	79.39
4.750 - 4.874	24	5,203,245	2.81	216,802	723	73.82
4.875 - 4.999	56	11,472,316	6.19	204,863	722	74.81
5.000 - 5.124	47	10,932,231	5.90	232,601	721	77.48
5.125 - 5.249	46	9,767,175	5.27	212,330	715	76.88
5.250 - 5.374	72	17,768,548	9.59	246,785	710	75.04
5.375 - 5.499	103	24,439,555	13.19	237,277	713	76.41
5.500 - 5.624	122	24,563,149	13.25	201,337	714	77.58
5.625 - 5.749	71	13,890,756	7.50	195,644	717	78.65
5.750 - 5.874	79	16,033,311	8.65	202,953	707	78.82
5.875 - 5.999	86	18,635,319	10.06	216,690	702	77.34
6.000 - 6.124	53	10,685,744	5.77	201,618	709	79.06
6.125 - 6.249	24	4,291,959	2.32	178,832	721	73.64
6.250 - 6.374	21	4,929,724	2.66	234,749	697	76.96
6.375 - 6.499	15	2,454,431	1.32	163,629	706	79.72
6.500 - 6.624	5	988,235	0.53	197,647	690	78.93
6.625 - 6.749	3	698,840	0.38	232,947	718	78.23
6.750 - 6.874	3	252,298	0.14	84,099	736	78.02
6.875 - 6.999	2	588,594	0.32	294,297	703	74.03
Total	868	185,323,688	100.00	213,507	713	77.02

NET MORTGAGE RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
3.000 - 3.499	2	434,738	0.23	217,369	762	81.30
3.500 - 3.999	8	1,535,828	0.83	191,978	736	74.81
4.000 - 4.499	50	10,960,938	5.91	219,219	721	75.89
4.500 - 4.999	221	49,940,270	26.95	225,974	716	75.88
5.000 - 5.499	375	78,926,771	42.59	210,471	713	77.66
5.500 - 5.999	184	38,542,747	20.80	209,471	705	77.36
6.000 - 6.499	26	4,393,803	2.37	168,992	706	79.21
6.500 - 6.999	2	588,594	0.32	294,297	703	74.03
Total	868	185,323,688	100.00	213,507	713	77.02

NOTE MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
1.000	1	288,797	0.16	288,797	709	80.00
1.178	1	245,547	0.13	245,547	658	95.00
2.250	8	2,254,794	1.22	281,849	719	69.30
2.750	2	437,755	0.24	218,877	702	72.32
3.000	1	264,471	0.14	264,471	650	90.00
3.250	854	181,473,658	97.92	212,498	713	77.08
3.750	1	358,667	0.19	358,667	687	80.00
Total	868	185,323,688	100.00	213,507	713	77.02

MAXIMUM MORTGAGE RATES (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
9.000 - 9.999	48	9,816,891	5.30	204,519	730	73.20
10.000 - 10.999	432	96,369,635	52.00	223,078	713	76.76
11.000 - 11.999	343	69,393,691	37.44	202,314	709	78.12
12.000 - 12.999	45	9,743,470	5.26	216,522	717	75.71
Total	868	185,323,688	100.00	213,507	713	77.02

MINIMUM MORTGAGE RATES (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
1.000 - 1.999	1	288,797	0.16	288,797	709	80.00
2.000 - 2.999	9	2,537,573	1.37	281,953	719	69.16
3.000 - 3.999	837	178,303,152	96.21	213,026	713	77.03
4.000 - 4.999	4	603,698	0.33	150,925	708	87.78
5.000 - 5.999	15	2,944,930	1.59	196,329	698	80.97
6.000 - 6.999	2	645,537	0.35	322,768	732	75.78
Total	868	185,323,688	100.00	213,507	713	77.02

FIRST RATE CAP (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
1.000	6	1,797,253	0.97	299,542	731	66.57
2.000	362	75,990,534	41.00	209,919	714	77.53
3.000	9	1,307,122	0.71	145,236	670	79.27
4.950	1	191,598	0.10	191,598	683	80.00
5.000	485	105,222,073	56.78	216,953	712	76.75
6.000	5	815,107	0.44	163,021	730	83.85
Total	868	185,323,688	100.00	213,507	713	77.02

PERIODIC RATE CAP (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
1.000	115	22,910,521	12.36	199,222	702	78.21
2.000	753	162,413,166	87.64	215,688	714	76.86
Total	868	185,323,688	100.00	213,507	713	77.02

NEXT INTEREST RATE ADJUSTMENT DATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
August 2005	1	62,880	0.03	62,880	631	78.00
September 2005	16	3,035,437	1.64	189,715	683	77.46
October 2005	36	6,094,389	3.29	169,289	700	80.82
November 2005	32	6,046,875	3.26	188,965	709	83.07
December 2005	6	1,390,638	0.75	231,773	680	77.32
July 2006	2	333,430	0.18	166,715	739	81.90
August 2006	8	1,652,979	0.89	206,622	696	78.43
September 2006	55	12,134,245	6.55	220,623	713	75.18
October 2006	109	24,671,187	13.31	226,341	716	76.21
November 2006	85	17,566,454	9.48	206,664	719	77.78
December 2006	12	2,556,970	1.38	213,081	723	79.17
May 2008	17	4,079,701	2.20	239,982	716	75.68
June 2008	30	8,132,372	4.39	271,079	719	77.20
July 2008	47	12,083,955	6.52	257,105	709	74.15
August 2008	60	10,638,707	5.74	177,312	712	77.50
September 2008	91	17,570,662	9.48	193,084	716	76.18
October 2008	85	16,647,108	8.98	195,848	710	76.54
November 2008	148	34,393,211	18.56	232,387	712	77.69
December 2008	23	5,417,380	2.92	235,538	712	74.41
August 2010	2	291,376	0.16	145,688	738	95.00
September 2010	2	372,888	0.20	186,444	735	76.69
November 2010	1	150,842	0.08	150,842	706	80.00
Total	868	185,323,688	100.00	213,507	713	77.02

ORIGINAL LTV RATIO (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score
0.01 - 50.00	32	5,818,560	3.14	181,830	734
50.01 - 55.00	12	2,283,945	1.23	190,329	710
55.01 - 60.00	14	2,727,407	1.47	194,815	725
60.01 - 65.00	31	7,284,901	3.93	234,997	719
65.01 - 70.00	68	16,467,489	8.89	242,169	724
70.01 - 75.00	103	26,426,635	14.26	256,569	708
75.01 - 80.00	426	93,728,050	50.58	220,019	711
80.01 - 85.00	29	5,127,341	2.77	176,805	696
85.01 - 90.00	116	19,325,007	10.43	166,595	710
90.01 - 95.00	36	6,071,593	3.28	168,655	722
95.01 - 100.00	1	62,759	0.03	62,759	800
Total	868	185,323,688	100.00	213,507	713

CREDIT SCORE RANGE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average LTV Ratio
620 - 639	31	6,400,778	3.45	206,477	81.48
640 - 659	46	9,764,309	5.27	212,268	81.16
660 - 679	79	15,884,202	8.57	201,066	78.49
680 - 699	182	41,075,656	22.16	225,690	75.97
700 - 719	129	30,438,580	16.42	235,958	75.37
720 - 739	155	34,345,609	18.53	221,585	77.14
740 - 759	118	22,867,965	12.34	193,796	79.17
760 - 779	74	15,858,873	8.56	214,309	76.54
780 - 799	44	7,039,535	3.80	159,989	73.52
800 or greater	10	1,648,180	0.89	164,818	65.22
Total	868	185,323,688	100.00	213,507	77.02

DOCUMENTATION TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
Reduced Documentation	546	123,305,727	66.54	225,835	719	74.82
Full Documentation	322	62,017,960	33.46	192,602	700	81.41
Total	868	185,323,688	100.00	213,507	713	77.02

LOAN PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
Equity Refinance	367	83,356,542	44.98	227,130	704	75.38
Purchase	307	60,898,370	32.86	198,366	726	80.57
Rate/Term Refinance	194	41,068,776	22.16	211,695	710	75.10
Total	868	185,323,688	100.00	213,507	713	77.02

OCCUPANCY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
Primary Residence	628	147,997,337	79.86	235,665	709	76.89
Non-owner Occupied	220	33,696,299	18.18	153,165	729	77.40
Second/Vacation	20	3,630,052	1.96	181,503	736	78.86
Total	868	185,323,688	100.00	213,507	713	77.02

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
Single-family detached	586	124,054,019	66.94	211,696	712	76.54
Planned Unit Developments (detached)	121	29,912,272	16.14	247,209	709	77.47
Single-family (2-4 Units)	56	12,242,279	6.61	218,612	712	77.76
Condo Low-Rise (less than 5 stories)	66	12,026,732	6.49	182,223	730	78.36
Planned Unit Developments (attached)	25	4,380,673	2.36	175,227	707	79.73
Townhouse	7	1,228,822	0.66	175,546	711	80.24
Condo High-Rise(9 stories or more)	4	809,530	0.44	202,382	704	82.44
Condo Mid-Rise (5 to 8 stories)	3	669,361	0.36	223,120	758	80.00
Total	868	185,323,688	100.00	213,507	713	77.02

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
California	213	61,260,444	33.06	287,608	715	74.26
Colorado	64	13,426,751	7.25	209,793	722	78.03
Washington	65	13,103,408	7.07	201,591	719	75.60
Michigan	61	10,626,503	5.73	174,205	712	78.88
Florida	48	10,000,211	5.40	208,338	714	77.70
Illinois	34	6,835,306	3.69	201,038	720	78.83
New Jersey	28	6,206,066	3.35	221,645	700	78.02
All Others (35)	355	63,864,999	34.46	179,901	708	79.05
Total	868	185,323,688	100.00	213,507	713	77.02

Group I Statistical Mortgage Loans
As of the Cut-off Date

Aggregate Current Balance	$92,661,362				
Number Of Loans	525				
			Minimum	**Maximum**	
Average Original Mortgage Loan Balance	$177,005		$23,000	$400,000	
Weighted Average Mortgage Rate	5.473	%	3.750	6.875	%
Weighted Average Net Mortgage Rate	5.173	%	3.450	6.575	%
Weighted Average Note Margin	3.241	%	2.250	3.750	%
Weighted Average Maximum Mortgage Rate	10.901	%	9.375	12.625	%
Weighted Average Minimum Mortgage Rate	3.285	%	2.250	5.875	%
Weighted Average First Rate Cap	3.761	%	1.000	6.000	%
Weighted Average Periodic Rate Cap	1.855	%	1.000	2.000	%
Weighted Average Original LTV Ratio	77.68	%	23.00	97.00	%
Weighted Average Credit Score	714		622	813	
Weighted Average Original Term	360	months	360	360	months
Weighted Average Remaining Term	358	months	353	360	months
Weighted Average Months To Roll	47	months	20	83	months

Top State Concentrations ($) 22.67 % California, 8.75 % Colorado, 8.40 % Washington

Maximum Zip Code Concentration ($) 0.75 % 95037

First Pay Date	Jun 01, 2003	Jan 01, 2004
Maturity Date	May 01, 2033	Dec 01, 2033

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
1 Year LIBOR	444	78,803,557	85.04	177,485	715	77.35
6 Month LIBOR	79	13,472,457	14.54	170,537	707	79.54
1 Year CMT	2	385,348	0.42	192,674	772	80.39
Total	525	92,661,362	100.00	176,498	714	77.68

ORIGINAL MORTGAGE LOAN BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
0 - 100,000	80	6,252,242	6.75	78,153	714	75.12
100,001 - 200,000	257	37,402,799	40.37	145,536	717	79.09
200,001 - 300,000	149	36,322,071	39.20	243,772	715	77.63
300,001 - 400,000	39	12,684,250	13.69	325,237	701	74.93
Total	525	92,661,362	100.00	176,498	714	77.68

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
353	12	2,361,831	2.55	196,819	725	77.46
354	14	3,007,542	3.25	214,824	724	76.16
355	29	5,055,841	5.46	174,339	720	79.29
356	55	9,007,181	9.72	163,767	709	78.12
357	102	18,614,012	20.09	182,490	714	75.39
358	142	23,119,291	24.95	162,812	710	78.14
359	154	28,604,876	30.87	185,746	715	78.54
360	17	2,890,788	3.12	170,046	714	77.75
Total	525	92,661,362	100.00	176,498	714	77.68

MORTGAGE RATES (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
3.750 - 3.874	1	113,211	0.12	113,211	724	85.00
3.875 - 3.999	3	592,066	0.64	197,355	746	73.47
4.125 - 4.249	1	63,447	0.07	63,447	704	90.00
4.250 - 4.374	2	461,378	0.50	230,689	751	70.00
4.375 - 4.499	4	703,938	0.76	175,985	735	75.42
4.500 - 4.624	5	1,253,144	1.35	250,629	707	75.23
4.625 - 4.749	9	1,722,841	1.86	191,427	713	79.97
4.750 - 4.874	13	2,091,584	2.26	160,891	714	77.25
4.875 - 4.999	36	6,231,190	6.72	173,089	727	75.83
5.000 - 5.124	24	4,472,409	4.83	186,350	717	78.32
5.125 - 5.249	28	4,950,760	5.34	176,813	720	77.82
5.250 - 5.374	41	8,073,918	8.71	196,925	722	75.33
5.375 - 5.499	61	11,572,430	12.49	189,712	713	77.44
5.500 - 5.624	70	12,103,420	13.06	172,906	709	77.84
5.625 - 5.749	39	6,140,948	6.63	157,460	715	80.83
5.750 - 5.874	52	8,415,478	9.08	161,836	713	77.16
5.875 - 5.999	57	10,712,717	11.56	187,942	705	75.89
6.000 - 6.124	35	6,173,141	6.66	176,375	712	81.36
6.125 - 6.249	15	1,911,067	2.06	127,404	712	78.25
6.250 - 6.374	10	1,837,933	1.98	183,793	682	83.06
6.375 - 6.499	8	954,016	1.03	119,252	719	83.53
6.500 - 6.624	3	570,593	0.62	190,198	670	78.15
6.625 - 6.749	3	698,840	0.75	232,947	718	78.23
6.750 - 6.874	3	252,298	0.27	84,099	736	78.02
6.875 - 6.999	2	588,594	0.64	294,297	703	74.03
Total	525	92,661,362	100.00	176,498	714	77.68

NET MORTGAGE RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
3.000 - 3.499	1	113,211	0.12	113,211	724	85.00
3.500 - 3.999	6	1,116,891	1.21	186,148	745	72.98
4.000 - 4.499	31	5,771,507	6.23	186,178	715	77.40
4.500 - 4.999	129	23,728,277	25.61	183,940	722	76.55
5.000 - 5.499	222	38,232,276	41.26	172,217	712	78.05
5.500 - 5.999	117	20,634,859	22.27	176,366	706	78.38
6.000 - 6.499	17	2,475,747	2.67	145,632	709	80.23
6.500 - 6.999	2	588,594	0.64	294,297	703	74.03
Total	525	92,661,362	100.00	176,498	714	77.68

NOTE MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
2.250	5	1,058,950	1.14	211,790	722	72.51
3.250	519	91,243,745	98.47	175,807	714	77.73
3.750	1	358,667	0.39	358,667	687	80.00
Total	525	92,661,362	100.00	176,498	714	77.68

MAXIMUM MORTGAGE RATES (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
9.000 - 9.999	35	6,072,502	6.55	173,500	728	73.74
10.000 - 10.999	251	46,552,180	50.24	185,467	714	76.83
11.000 - 11.999	212	35,364,953	38.17	166,816	711	79.07
12.000 - 12.999	27	4,671,726	5.04	173,027	710	80.71
Total	525	92,661,362	100.00	176,498	714	77.68

MINIMUM MORTGAGE RATES (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
2.000 - 2.999	4	903,975	0.98	225,994	731	71.22
3.000 - 3.999	509	89,889,043	97.01	176,599	714	77.66
4.000 - 4.999	2	202,918	0.22	101,459	662	93.44
5.000 - 5.999	10	1,665,426	1.80	166,543	694	80.18
Total	525	92,661,362	100.00	176,498	714	77.68

FIRST RATE CAP (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
1.000	4	903,975	0.98	225,994	731	71.22
2.000	215	36,608,867	39.51	170,274	715	79.10
3.000	7	993,833	1.07	141,976	666	75.74
4.950	1	191,598	0.21	191,598	683	80.00
5.000	294	53,293,346	57.51	181,270	713	76.79
6.000	4	669,742	0.72	167,436	732	81.43
Total	525	92,661,362	100.00	176,498	714	77.68

PERIODIC RATE CAP (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
1.000	78	13,411,640	14.47	171,944	707	79.70
2.000	447	79,249,721	85.53	177,292	715	77.34
Total	525	92,661,362	100.00	176,498	714	77.68

NEXT INTEREST RATE ADJUSTMENT DATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
August 2005	1	62,880	0.07	62,880	631	78.00
September 2005	10	1,847,778	1.99	184,778	679	76.77
October 2005	24	3,700,997	3.99	154,208	711	79.52
November 2005	21	3,717,883	4.01	177,042	711	83.74
December 2005	4	543,638	0.59	135,910	718	90.49
July 2006	2	333,430	0.36	166,715	739	81.90
August 2006	8	1,652,979	1.78	206,622	696	78.43
September 2006	33	5,859,375	6.32	177,557	714	73.75
October 2006	64	10,647,481	11.49	166,367	710	78.76
November 2006	45	7,834,022	8.45	174,089	726	79.44
December 2006	3	366,620	0.40	122,207	704	89.65
May 2008	12	2,361,831	2.55	196,819	725	77.46
June 2008	14	3,007,542	3.25	214,824	724	76.16
July 2008	27	4,722,411	5.10	174,904	718	79.10
August 2008	45	7,145,310	7.71	158,785	711	77.70
September 2008	57	10,533,970	11.37	184,806	718	76.02
October 2008	54	8,770,813	9.47	162,422	709	76.82
November 2008	87	16,902,129	18.24	194,277	711	76.96
December 2008	10	1,980,530	2.14	198,053	715	72.05
August 2010	1	146,012	0.16	146,012	752	95.00
September 2010	2	372,888	0.40	186,444	735	76.69
November 2010	1	150,842	0.16	150,842	706	80.00
Total	525	92,661,362	100.00	176,498	714	77.68

ORIGINAL LTV RATIO (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score
<= 50.00	24	3,303,955	3.57	137,665	730
50.01 - 55.00	8	1,493,937	1.61	186,742	705
55.01 - 60.00	8	1,273,054	1.37	159,132	716
60.01 - 65.00	17	3,712,231	4.01	218,367	706
65.01 - 70.00	34	6,388,735	6.89	187,904	728
70.01 - 75.00	56	10,383,484	11.21	185,419	720
75.01 - 80.00	257	46,474,542	50.16	180,835	711
80.01 - 85.00	19	3,373,521	3.64	177,554	706
85.01 - 90.00	77	12,313,285	13.29	159,913	710
90.01 - 95.00	24	3,881,858	4.19	161,744	717
95.01 - 100.00	1	62,759	0.07	62,759	800
Total	525	92,661,362	100.00	176,498	714

CREDIT SCORE RANGE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average LTV Ratio
620 - 639	17	3,049,985	3.29	179,411	82.30
640 - 659	30	4,843,556	5.23	161,452	83.26
660 - 679	52	9,450,334	10.20	181,737	78.25
680 - 699	108	20,340,281	21.95	188,336	76.41
700 - 719	73	13,493,085	14.56	184,837	75.59
720 - 739	86	15,501,623	16.73	180,251	77.27
740 - 759	74	11,955,782	12.90	161,565	80.01
760 - 779	50	8,874,704	9.58	177,494	76.01
780 - 799	28	4,162,285	4.49	148,653	78.01
800 or greater	7	989,727	1.07	141,390	76.94
Total	525	92,661,362	100.00	176,498	77.68

DOCUMENTATION TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
Reduced Documentation	320	59,460,324	64.17	185,814	719	75.25
Full Documentation	205	33,201,038	35.83	161,956	703	82.03
Total	525	92,661,362	100.00	176,498	714	77.68

LOAN PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
Equity Refinance	209	38,509,720	41.56	184,257	704	76.20
Purchase	198	33,223,261	35.85	167,794	730	81.34
Rate/Term Refinance	118	20,928,381	22.59	177,359	705	74.59
Total	525	92,661,362	100.00	176,498	714	77.68

OCCUPANCY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
Primary Residence	358	67,687,729	73.05	189,072	707	77.70
Non-owner Occupied	155	22,626,525	24.42	145,978	731	77.52
Second/Vacation	12	2,347,108	2.53	195,592	730	78.63
Total	525	92,661,362	100.00	176,498	714	77.68

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
Single-family detached	343	59,345,908	64.05	173,020	712	76.95
Planned Unit Developments (detached)	72	13,795,482	14.89	191,604	714	79.37
Single-family (2-4 Units)	38	8,247,894	8.90	217,050	711	77.42
Condo Low-Rise (less than 5 stories)	48	7,312,696	7.89	152,348	732	79.74
Planned Unit Developments (attached)	16	2,512,851	2.71	157,053	708	79.84
Townhouse	5	834,332	0.90	166,866	692	78.10
Condo High-Rise(9 stories or more)	3	612,198	0.66	204,066	730	80.00
Total	525	92,661,362	100.00	176,498	714	77.68

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
California	103	21,004,566	22.67	203,928	713	72.87
Colorado	43	8,106,038	8.75	188,513	725	78.55
Washington	41	7,779,737	8.40	189,750	722	76.97
Michigan	40	6,216,032	6.71	155,401	716	80.26
Minnesota	22	3,992,956	4.31	181,498	711	76.35
New Jersey	19	3,889,296	4.20	204,700	705	77.73
Florida	24	3,824,367	4.13	159,349	722	74.81
Illinois	21	3,778,706	4.08	179,938	723	79.25
Nevada	20	3,443,424	3.72	172,171	711	80.82
Oregon	19	3,210,209	3.46	168,958	712	73.15
Arizona	17	3,139,255	3.39	184,662	707	81.60
All Others (30)	156	24,276,775	26.20	155,620	707	81.18
Total	525	92,661,362	100.00	176,498	714	77.68

Group II Statistical Mortgage Loans
As of the Cut-off Date

Aggregate Current Balance	$92,662,326				
Number Of Loans	343				
			Minimum	**Maximum**	
Average Original Mortgage Loan Balance	$270,887		$27,000	$684,800	
Weighted Average Mortgage Rate	5.457	%	3.750	6.500	%
Weighted Average Net Mortgage Rate	5.157	%	3.450	6.200	%
Weighted Average Note Margin	3.222	%	1.000	3.250	%
Weighted Average Maximum Mortgage Rate	10.889	%	9.500	12.375	%
Weighted Average Minimum Mortgage Rate	3.283	%	1.000	6.125	%
Weighted Average First Rate Cap	3.681	%	1.000	6.000	%
Weighted Average Periodic Rate Cap	1.897	%	1.000	2.000	%
Weighted Average Original LTV Ratio	76.37	%	21.00	95.00	%
Weighted Average Credit Score	712		622	819	
Weighted Average Original Term	360	months	360	360	months
Weighted Average Remaining Term	358	months	353	360	months
Weighted Average Months To Roll	47	months	21	80	months
Top State Concentrations ($)	43.44 % California, 6.66 % Florida, 5.75 % Washington				
Maximum Zip Code Concentration ($)	1.69 % 92679				
First Pay Date			Jun 01, 2003	Jan 01, 2004	
Maturity Date			May 01, 2033	Dec 01, 2033	

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
1 Year LIBOR	306	83,548,327	90.16	273,034	714	76.30
6 Month LIBOR	36	8,849,528	9.55	245,820	692	76.64
1 Year CMT	1	264,471	0.29	264,471	650	90.00
Total	343	92,662,326	100.00	270,153	712	76.37

ORIGINAL MORTGAGE LOAN BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
0 - 100,000	36	2,855,811	3.08	79,328	727	77.96
100,001 - 200,000	102	15,766,078	17.01	154,569	711	79.90
200,001 - 300,000	71	17,239,344	18.60	242,808	710	78.82
300,001 - 400,000	71	25,372,704	27.38	357,362	713	75.34
400,001 - 500,000	39	17,528,099	18.92	449,438	714	73.47
500,001 - 600,000	15	8,140,707	8.79	542,714	709	75.25
600,001 - 700,000	9	5,759,584	6.22	639,954	708	73.46
Total	343	92,662,326	100.00	270,153	712	76.37

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
353	5	1,717,870	1.85	343,574	705	73.24
354	16	5,124,830	5.53	320,302	716	77.81
355	20	7,361,544	7.94	368,077	703	70.97
356	16	3,638,762	3.93	227,423	715	77.80
357	62	14,499,220	15.65	233,858	710	76.64
358	88	24,293,394	26.22	276,061	714	75.76
359	112	29,552,506	31.89	263,862	713	78.04
360	24	6,474,200	6.99	269,758	709	75.42
Total	343	92,662,326	100.00	270,153	712	76.37

MORTGAGE RATES (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
3.750 - 3.874	1	321,527	0.35	321,527	776	80.00
4.250 - 4.374	2	418,937	0.45	209,468	712	79.69
4.375 - 4.499	1	196,799	0.21	196,799	688	80.00
4.500 - 4.624	2	429,069	0.46	214,534	699	76.00
4.625 - 4.749	5	1,451,903	1.57	290,381	734	78.71
4.750 - 4.874	11	3,111,661	3.36	282,878	730	71.51
4.875 - 4.999	20	5,241,126	5.66	262,056	716	73.61
5.000 - 5.124	23	6,459,822	6.97	280,862	724	76.89
5.125 - 5.249	18	4,816,415	5.20	267,579	711	75.92
5.250 - 5.374	31	9,694,630	10.46	312,730	700	74.79
5.375 - 5.499	42	12,867,124	13.89	306,360	713	75.49
5.500 - 5.624	52	12,459,729	13.45	239,610	720	77.32
5.625 - 5.749	32	7,749,808	8.36	242,182	719	76.93
5.750 - 5.874	27	7,617,833	8.22	282,142	701	80.67
5.875 - 5.999	29	7,922,602	8.55	273,193	697	79.29
6.000 - 6.124	18	4,512,603	4.87	250,700	704	75.92
6.125 - 6.249	9	2,380,892	2.57	264,544	728	69.95
6.250 - 6.374	11	3,091,791	3.34	281,072	706	73.34
6.375 - 6.499	7	1,500,415	1.62	214,345	698	77.29
6.500 - 6.624	2	417,641	0.45	208,821	716	80.00
Total	343	92,662,326	100.00	270,153	712	76.37

NET MORTGAGE RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
3.000 - 3.499	1	321,527	0.35	321,527	776	80.00
3.500 - 3.999	2	418,937	0.45	209,468	712	79.69
4.000 - 4.499	19	5,189,431	5.60	273,128	727	74.22
4.500 - 4.999	92	26,211,992	28.29	284,913	711	75.28
5.000 - 5.499	153	40,694,494	43.92	265,977	714	77.29
5.500 - 5.999	67	17,907,888	19.33	267,282	704	76.17
6.000 - 6.499	9	1,918,056	2.07	213,117	702	77.88
Total	343	92,662,326	100.00	270,153	712	76.37

NOTE MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
1.000	1	288,797	0.31	288,797	709	80.00
1.178	1	245,547	0.26	245,547	658	95.00
2.250	3	1,195,844	1.29	398,615	715	66.45
2.750	2	437,755	0.47	218,877	702	72.32
3.000	1	264,471	0.29	264,471	650	90.00
3.250	335	90,229,913	97.37	269,343	712	76.42
Total	343	92,662,326	100.00	270,153	712	76.37

MAXIMUM MORTGAGE RATES (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
9.000 - 9.999	13	3,744,389	4.04	288,030	734	72.31
10.000 - 10.999	181	49,817,455	53.76	275,235	713	76.69
11.000 - 11.999	131	34,028,739	36.72	259,761	707	77.12
12.000 - 12.999	18	5,071,744	5.47	281,764	723	71.10
Total	343	92,662,326	100.00	270,153	712	76.37

MINIMUM MORTGAGE RATES (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
1.000 - 1.999	1	288,797	0.31	288,797	709	80.00
2.000 - 2.999	5	1,633,598	1.76	326,720	712	68.02
3.000 - 3.999	328	88,414,109	95.42	269,555	712	76.39
4.000 - 4.999	2	400,780	0.43	200,390	732	84.92
5.000 - 5.999	5	1,279,504	1.38	255,901	703	81.99
6.000 - 6.999	2	645,537	0.70	322,768	732	75.78
Total	343	92,662,326	100.00	270,153	712	76.37

FIRST RATE CAP (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
1.000	2	893,278	0.96	446,639	732	61.86
2.000	147	39,381,667	42.50	267,902	713	76.08
3.000	2	313,289	0.34	156,645	680	90.46
5.000	191	51,928,727	56.04	271,878	711	76.70
6.000	1	145,364	0.16	145,364	723	95.00
Total	343	92,662,326	100.00	270,153	712	76.37

PERIODIC RATE CAP (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
1.000	37	9,498,881	10.25	256,727	695	76.11
2.000	306	83,163,445	89.75	271,776	714	76.40
Total	343	92,662,326	100.00	270,153	712	76.37

NEXT INTEREST RATE ADJUSTMENT DATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
September 2005	6	1,187,659	1.28	197,943	689	78.52
October 2005	12	2,393,392	2.58	199,449	684	82.84
November 2005	11	2,328,992	2.51	211,727	707	81.98
December 2005	2	847,000	0.91	423,500	656	68.86
September 2006	22	6,274,870	6.77	285,221	711	76.52
October 2006	45	14,023,706	15.13	311,638	721	74.29
November 2006	40	9,732,432	10.50	243,311	714	76.45
December 2006	9	2,190,350	2.36	243,372	726	77.41
May 2008	5	1,717,870	1.85	343,574	705	73.24
June 2008	16	5,124,830	5.53	320,302	716	77.81
July 2008	20	7,361,544	7.94	368,077	703	70.97
August 2008	15	3,493,397	3.77	232,893	714	77.08
September 2008	34	7,036,691	7.59	206,962	713	76.43
October 2008	31	7,876,296	8.50	254,074	711	76.24
November 2008	61	17,491,082	18.88	286,739	714	78.40
December 2008	13	3,436,850	3.71	264,373	711	75.77
August 2010	1	145,364	0.16	145,364	723	95.00
Total	343	92,662,326	100.00	270,153	712	76.37

ORIGINAL LTV RATIO (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score
<= 50.00	8	2,514,606	2.71	314,326	739
50.01 - 55.00	4	790,008	0.85	197,502	721
55.01 - 60.00	6	1,454,353	1.57	242,392	732
60.01 - 65.00	14	3,572,670	3.86	255,191	733
65.01 - 70.00	34	10,078,754	10.88	296,434	722
70.01 - 75.00	47	16,043,151	17.31	341,344	700
75.01 - 80.00	169	47,253,508	51.00	279,607	711
80.01 - 85.00	10	1,753,820	1.89	175,382	676
85.01 - 90.00	39	7,011,721	7.57	179,788	709
90.01 - 95.00	12	2,189,735	2.36	182,478	730
Total	343	92,662,326	100.00	270,153	712

CREDIT SCORE RANGE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average LTV Ratio
620 - 639	14	3,350,794	3.62	239,342	80.73
640 - 659	16	4,920,753	5.31	307,547	79.09
660 - 679	27	6,433,868	6.94	238,291	78.83
680 - 699	74	20,735,375	22.38	280,208	75.54
700 - 719	56	16,945,494	18.29	302,598	75.19
720 - 739	69	18,843,986	20.34	273,101	77.02
740 - 759	44	10,912,184	11.78	248,004	78.25
760 - 779	24	6,984,168	7.54	291,007	77.23
780 - 799	16	2,877,250	3.11	179,828	67.04
800 or greater	3	658,453	0.71	219,484	47.61
Total	343	92,662,326	100.00	270,153	76.37

DOCUMENTATION TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
Reduced Documentation	226	63,845,404	68.90	282,502	719	74.41
Full Documentation	117	28,816,922	31.10	246,298	696	80.70
Total	343	92,662,326	100.00	270,153	712	76.37

LOAN PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
Equity Refinance	158	44,846,822	48.40	283,841	705	74.67
Purchase	109	27,675,109	29.87	253,900	722	79.64
Rate/Term Refinance	76	20,140,395	21.74	265,005	714	75.64
Total	343	92,662,326	100.00	270,153	712	76.37

OCCUPANCY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
Primary Residence	270	80,309,608	86.67	297,443	710	76.21
Non-owner Occupied	65	11,069,774	11.95	170,304	725	77.16
Second/Vacation	8	1,282,944	1.38	160,368	745	79.30
Total	343	92,662,326	100.00	270,153	712	76.37

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
Single-family detached	243	64,708,111	69.83	266,289	712	76.16
Planned Unit Developments (detached)	49	16,116,790	17.39	328,914	705	75.84
Condo Low-Rise (less than 5 stories)	18	4,714,036	5.09	261,891	727	76.20
Single-family (2-4 Units)	18	3,994,385	4.31	221,910	715	78.47
Planned Unit Developments (attached)	9	1,867,821	2.02	207,536	707	79.59
Condo Mid-Rise (5 to 8 stories)	3	669,361	0.72	223,120	758	80.00
Townhouse	2	394,490	0.43	197,245	750	84.78
Condo High-Rise(9 stories or more)	1	197,331	0.21	197,331	623	90.00
Total	343	92,662,326	100.00	270,153	712	76.37

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date ($)	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Average Principal Balance ($)	Weighted Average Credit Score	Weighted Average LTV Ratio (%)
California	110	40,255,877	43.44	365,963	715	74.99
Florida	24	6,175,844	6.66	257,327	709	79.49
Washington	24	5,323,671	5.75	221,820	714	73.59
Colorado	21	5,320,713	5.74	253,367	717	77.25
Michigan	21	4,410,471	4.76	210,022	707	76.92
Illinois	13	3,056,600	3.30	235,123	716	78.31
Virginia	9	2,830,341	3.05	314,482	698	78.85
All Others (30)	121	25,288,808	27.29	208,998	708	77.58
Total	343	92,662,326	100.00	270,153	712	76.37